Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 1, 2024, except for the effects of the reverse stock split transaction described in Note 20, as to which the date is May 16, 2024, except for the effects of the amended reverse stock split transaction described in Note 14, Note 16, Note 18 and Note 20, as to which the date is May 28, 2024, with respect to the consolidated financial statements of Waystar Holding Corp., included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Louisville, Kentucky
May 28, 2024